Exhibit 4.2
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). For additional information please refer to the Certificate of Incorporation and Bylaws, each of which are exhibits to our Annual Report on Form 10-K, and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).
As of November 25, 2019, Wesco Aircraft Holdings, Inc., a Delaware corporation (the “Company,” “we” or “our”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, Common Stock, par value $0.001 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock as well as certain related information.
General
Pursuant to the Certificate of Incorporation, the total number of shares of capital stock that the Company is authorized to issue is one billion (1,000,000,000). The total number of shares of Common Stock that the Company is authorized to issue is nine hundred fifty million (950,000,000), with a par value of $0.001 per share, and the total number of shares of preferred stock that the Company is authorized to issue is fifty million (50,000,000), with a par value of $0.001 per share (the “Preferred Stock”). The rights and privileges of holders of Common Stock are subject to any series of Preferred Stock that we may issue in the future.
Common Stock
Voting Rights
Except as otherwise required by law, the Certificate of Incorporation or the Bylaws, holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors.
Classification of the Board of Directors
The Certificate of Incorporation provides for a classified board of directors (the “Board”) divided into three classes as nearly equal in number as possible. Elected directors of the Board shall hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. There is no cumulative voting in the election of directors to the Board.
Dividend, Liquidation and Other Rights
Under the Certificate of Incorporation, subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available for dividend payments.
The holders of Common Stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of Common Stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of Preferred Stock, if any.

Certain Other Provisions of Our Certificate of Incorporation or Bylaws
The Certificate of Incorporation and/or the Company’s Bylaws include the following provisions that that could discourage, delay or prevent a subsequent change in control of our Company or changes in our management that the stockholders of our Company may deem advantageous:

•	establish a classified Board of Directors, with three classes of directors;

•	authorize the issuance of blank check preferred stock that our Board of Directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of stockholders to remove directors;

•	prohibit our stockholders from calling a special meeting of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of stockholders;

•	provide that our Board of Directors is expressly authorized to amend, or to alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
These anti-takeover defenses could discourage, delay or prevent a subsequent transaction involving a change in control of our Company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing, which could result in the Company taking corporate actions other than those stockholders desire.